SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                             Periphonics Corporation
--------------------------------------------------------------------------------
                              (Name of Corporation)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    714005105
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                                 (CUSIP Number)


                                Deborah J. Noble
        Vice President, Corporate Secretary and Associate General Counsel
                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                            Brampton, Ontario L6T 5P6
                                     Canada
                                 (905) 863-1103
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 24, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 714005105                                           Page 2 of 16 Pages
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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Nortel Networks Corporation
           62-12-62580
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    2     ======================================================================
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |_|
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    3

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    4      SOURCE OF FUNDS*
           N/A
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Canada
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       NUMBER OF              7    SOLE VOTING POWER
        SHARES
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      BENEFICIALLY            8    SHARED VOTING POWER
       OWNED BY                    1,791,808** (See Items 4 and 5.)
     EACH REPORTING
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         PERSON               9    SOLE DISPOSITIVE POWER
          WITH
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                              10   SHARED DISPOSITIVE POWER
                                   1,791,808*** (See Items 4 and 5.)
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,791,808  (See Items 4 and 5.)
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           13.5% (See Items 4 and 5.)
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   14      TYPE OF REPORTING PERSON*
           CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

    --------------------                               ------------------
    CUSIP NO.  714005105                               PAGE 3 OF 16 PAGES
    --------------------                               ------------------


** Pursuant to a stockholders agreement (the "Stockholders Agreement"), dated as of August 24, 1999, among certain stockholders of Periphonics Corporation (as listed on Schedule A thereto) (the "Stockholder Parties") and Nortel Networks Corporation, the Stockholder Parties have agreed to vote the 1,791,808 shares of Periphonics Common Stock over which they have voting power in favor of the Merger Agreement (as defined in the response to Item 4) and the Merger (as defined in the response to Item 4) and have granted Nortel Networks Corporation an irrevocable proxy with respect to such shares.

*** Pursuant to the Stockholders Agreement (but subject to certain exceptions), the Stockholder Parties may not dispose of the 1,791,808 shares of Periphonics Common Stock that are directly held by them.

                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                             PERIPHONICS CORPORATION

Item 1.   Security and Issuer.
          --------------------

     This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share ("Periphonics Common Stock"), of Periphonics Corporation, a Delaware corporation ("Periphonics"). The principal executive offices of Periphonics are located at 4000 Veterans Memorial Highway, Bohemia, NY 11716.

Item 2.   Identity and Background.
          ------------------------

     This Statement is being filed by Nortel Networks Corporation, a Canadian corporation ("Nortel Networks"). The principal business and principal office of Nortel Networks are located at 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada. Nortel Networks is a leading global supplier of data and telephony network solutions and services. Its business consists of the design, development, manufacture, marketing, sale, financing, installation, servicing and support of data and telephony networks for public and private institutions; local, long-distance, personal communications services and cellular mobile communications companies; cable television companies; Internet service providers; and utilities.

     BCE Inc. ("BCE"), a Canadian corporation, and Canada's largest telecommunications company, holds directly or indirectly, 39.8% of the issued and outstanding common shares of Nortel Networks. Four directors who sit on BCE's Board of Directors, one of whom is an officer of BCE, serve as directors of Nortel Networks. The information concerning BCE and its directors and executive officers is included solely because, by virtue of the relationships described above, BCE may be deemed to control Nortel Networks.

     (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Nortel Networks and BCE is set forth in Schedule I and
Schedule II hereto, respectively, which are incorporated herein by reference. The citizenship of each person listed in Schedule I and Schedule II is indicated thereon.

     (d)-(e) During the last five years, neither Nortel Networks nor, to the knowledge of Nortel Networks, BCE or any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

     As more fully described below, pursuant to the terms of the Stock Option Agreement (as defined in the response to Item 4), Nortel Networks will have the right, upon the occurrence of certain events specified therein, to purchase from time to time up to 2,634,131 shares of Periphonics Common Stock (subject to adjustment as provided in the Stock Option Agreement) at a price of $29.23 per share. If Nortel Networks purchases Periphonics Common Stock pursuant to the Stock Option Agreement, Nortel Networks anticipates that the funds to finance such purchase would come from working capital, although no definitive determination has been made at this time as to the source of such funds. However, pursuant to the terms of the Stock Option Agreement, Nortel Networks can choose to perform a cashless exercise of the Option (as defined in the response to Item 4), requiring no funds to gain the benefits of the Option.

     As described in the response to Item 4, the Stockholder Parties (as defined in the response to Item 4) have entered into the Stockholders Agreement with Nortel Networks pursuant to which the Stockholder Parties have agreed to vote the 1,791,808 shares of Periphonics Common Stock over which they have voting power in favor of adoption of the Merger Agreement and approval of the Merger, and have granted to Nortel Networks an irrevocable proxy with respect to such shares for such purpose. In addition, subject to certain exceptions, the Stockholder Parties have agreed not to dispose of the shares of Periphonics Common Stock held by them.

Item 4.   Purpose of Transaction.
          -----------------------

     MERGER AND MERGER AGREEMENT

     On August 24, 1999, Nortel Networks, Periphonics and North Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of Nortel Networks ("Merger Sub"), entered into an Agreement and Plan of Merger, dated as of August 24, 1999 (the "Merger Agreement"), a copy of which is incorporated herein by reference as Exhibit 1. The Merger Agreement provides, among other things, for either (i) the merger of Merger Sub with and into Periphonics with Periphonics being the corporation surviving the merger (the "Surviving Corporation") or (ii) the merger of Periphonics with and into Merger Sub with Merger Sub being the Surviving Corporation (either (i) or (ii), the "Merger").

     Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each share of Periphonics Common Stock issued and outstanding immediately prior to the Effective Time (excluding those held in the treasury of Periphonics, by any subsidiary of Periphonics or by Nortel Networks or any subsidiaries of Nortel Networks (collectively, the "Excluded Shares")) will cease to exist and be converted into the right to receive a fraction of a common share, without par value, of Nortel Networks (the "Nortel Networks Common Shares"), equal to the Exchange Ratio. "Exchange Ratio" means the fraction obtained by dividing $29.23 by the Average Nortel Networks Trading Price (the average of the last sales prices per share of Nortel Networks Common Shares on the NYSE Composite Tape for the 10 consecutive trading days ending on the trading day which is two trading days prior to the Effective Date) and rounding the result to the nearest hundredth, except that if such fraction is less than
0.62 then the Exchange Ratio shall be 0.62, and if such fraction is more than
0.76 then the Exchange Ratio shall be 0.76. The Merger Agreement provides that the Exchange Ratio shall be subject to adjustment in the event of a stock split, stock dividend or similar transaction with respect to the Nortel Networks Common Shares. The Merger Agreement also provides that each Excluded Share will be canceled and retired without the payment of any consideration therefor.

     At the Effective Time, Periphonics will become a wholly-owned subsidiary of Nortel Networks. As a consequence of the Merger, Nortel Networks will own 100% of the Periphonics Common Stock. The Periphonics Common Stock will be delisted from trading on the Nasdaq National Market of The Nasdaq Stock Market, Inc. and Periphonics will no longer be required to file periodic reports under Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act").

     Consummation of the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of certain conditions, including, but not limited to, approval of the Merger and the Merger Agreement by the holders of shares of Periphonics Common Stock, expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), approval of listing of the Nortel Networks Common Shares on the New York, Toronto and Montreal Stock Exchanges and other customary conditions.

     Pursuant to the Merger Agreement, (i) the certificate of incorporation and the by-laws of Merger Sub as in effect immediately prior to the Effective Time will be the certificate of incorporation and by-laws of the Surviving Corporation, (ii) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until their successors have been duly elected and qualified or until their resignation or removal and
(iii) the officers of Periphonics immediately prior to the Effective Time shall continue to serve as the officers of the Surviving Corporation until their successors have been duly elected and qualified or appointed or until their resignation or removal.

     The Merger Agreement contains certain customary restrictions on the conduct of the business of Periphonics pending the Merger, including, without limitation, not declaring, setting aside or paying any dividend or distribution on any capital stock.

     STOCK OPTION AGREEMENT

     As a condition and inducement to Nortel's entering into the Merger Agreement, concurrently with the execution of the Merger Agreement, Nortel Networks and Periphonics entered into a Stock Option Agreement, dated as of August 24, 1999 (the "Stock Option Agreement"), a copy of which is incorporated herein by reference as Exhibit 2. Pursuant to the Stock Option Agreement, Periphonics granted Nortel Networks an irrevocable option (the "Option") to purchase, pursuant to the terms and conditions thereof, up to 2,634,131 (subject to adjustment as provided in the Stock Option Agreement) fully paid and nonassessable shares of Periphonics Common Stock at a price of $29.23 per share (the "Option Price"). The Stock Option Agreement provides that Nortel Networks may exercise the Option in whole or in part at any time from time to time following the occurrence of a Triggering Event (as defined below) by delivering a written notice to Periphonics in accordance with the terms of the Stock Option Agreement. The right to exercise the Option shall terminate upon the occurrence of an Exercise Termination Event, which shall mean each of the following: (i) the Effective Time, (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event (as defined below), except a termination by Nortel Networks pursuant to Section 8.01(b) of the Merger Agreement as a result of a breach of a covenant by Periphonics or a breach of a representation by Periphonics, (iii) the passage of 12 months after termination of the Merger Agreement if such termination (A) follows or is concurrent with the occurrence of an Initial Triggering Event or (B) is a termination by Nortel Networks pursuant to Section 8.01(b) of the Merger Agreement as a result of a breach of a covenant by Periphonics or a breach of a representation by Periphonics; or (iv) the receipt by Nortel Networks (pursuant to its request) of the sum of $15 million in respect of the Termination Fee (as defined in the Merger Agreement).

     "Initial Triggering Event" means any of the following events or transactions: (i) Periphonics or any of its subsidiaries, without having received Nortel Networks' prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any person other than Nortel Networks or any of its subsidiaries or the Board of Directors of Periphonics shall have recommended that the stockholders of Periphonics approve or accept any Acquisition Transaction; (ii) Periphonics or any of its subsidiaries, without having received Nortel Networks' prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, to engage in an Acquisition Transaction with any person other than Nortel Networks or a subsidiary thereof or shall have authorized or engaged in, or announced its intention to authorize or engage in, any negotiations regarding an Acquisition Transaction with any person other than Nortel Networks or a subsidiary thereof, or the Board of Directors of Periphonics shall have failed to recommend or shall have publicly withdrawn or modified, or publicly announced its intention to withdraw or modify, in any manner adverse to Nortel Networks, its recommendation that the stockholders of Periphonics approve the Merger; (iii) the stockholders of Periphonics shall have voted and failed to approve the Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), any person (other than Nortel Networks or a subsidiary thereof) shall have made a proposal to Periphonics or its stockholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction;
(iv)(a) any person other than Nortel Networks, any subsidiary of Nortel Networks or any party to the Stockholders Agreement shall have acquired beneficial ownership or the right to acquire beneficial ownership of 20% or more of the then outstanding shares of Common Stock of Periphonics or (b) any group (the term "group" having the meaning assigned in Section 13(d)(3) of the Exchange
Act), other than a group of which Nortel Networks or any subsidiary thereof is a member, shall have been formed that beneficially owns 20% or more of the shares of Common Stock of Periphonics then outstanding; (v) any person other than Nortel Networks or any subsidiary thereof shall have made a bona fide proposal to Periphonics or its stockholders to engage in an Acquisition Transaction and such proposal shall have become publicly known; (vi) Periphonics shall have breached any covenant or obligation contained in the Merger Agreement in anticipation of engaging in an Acquisition Transaction and such breach (x) would entitle Nortel Networks to terminate the Merger Agreement and (y) shall not have been cured prior to the Notice Date (as defined in the Stock Option Agreement); or (vii) any person other than Nortel Networks or any subsidiary thereof, other than in connection with a transaction to which Nortel Networks has given its prior written consent, shall have filed with any federal or state regulatory or governmental authority an application for approval or notice of intention to engage in an Acquisition Transaction.

     "Acquisition Transaction" means (w) a merger or consolidation, or any similar transaction, involving Periphonics, (x) a purchase, lease or other acquisition or assumption of all or more than 20% of the consolidated assets of Periphonics (including by way of merger, consolidation, share exchange or otherwise involving any subsidiary of Periphonics), (y) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership of securities representing 20% or more of the voting power of Periphonics, or (z) any substantially similar transaction; provided, however, that in no event shall any merger, consolidation, purchase or similar transaction involving only Periphonics and one or more of its wholly-owned subsidiaries or involving only any two or more of such wholly-owned subsidiaries, be deemed to be an Acquisition Transaction, if such transaction is not entered into in violation of the terms of the Merger Agreement.

     An Initial Triggering Event together with a Subsequent Triggering Event causes a "Triggering Event." "Subsequent Triggering Event" means either of the following events or transactions: (i) the acquisition by any person or by a group other than Nortel Networks or any subsidiary of Nortel Networks or persons party to the Stockholders Agreement (provided that the Stockholders Agreement remains in full force and effect and such persons are not claiming that the Stockholders Agreement is not in full force and effect) of beneficial ownership of 25% or more of the then outstanding Common Stock of Periphonics; or (ii) the occurrence of the Initial Triggering Event described in clause (iv) of the above paragraph, except that the references to 20% in clause (x) and clause (y) shall each be deemed to be a reference to 25%.

     Upon the occurrence of any Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Periphonics shall, subject to Section 6(d) of the Stock Option Agreement, at the request of Nortel Networks delivered within twelve (12) months of such Subsequent Triggering Event (whether on its own behalf or on behalf of any subsequent holder of the Option (or part thereof) or any of the shares of Common Stock of Periphonics issued pursuant to the Stock Option Agreement), promptly prepare, file and keep current a shelf registration statement under the Securities Act of 1933 covering the Option and any shares issued and issuable pursuant to the Option and shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of the Option and any shares of Common Stock of Periphonics issued upon total or partial exercise of the Option ("Option Shares") in accordance with any plan of disposition requested by Nortel Networks. Periphonics will use its reasonable best efforts to cause such registration statement promptly to become effective and then to remain effective for a period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary, in the judgment of Nortel Networks or the Holder, to effect such sales or other dispositions. Nortel Networks shall have the right to demand two such registrations.

     Periphonics has agreed that upon the occurrence of a Repurchase Event (as defined below) and ending 12 months thereafter, (i) at the written request of a Holder (as defined in the Stock Option Agreement) delivered prior to an Exercise Termination Event, to repurchase the Option from such Holder at a price equal to the amount by which (A) the market/offer price (as defined in the Stock Option Agreement) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised, and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered in writing prior to an Exercise Termination Event, Periphonics shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price equal to the market/offer price multiplied by the number of Option Shares so designated. A "Repurchase Event" shall be deemed to have occurred (i) upon the consummation of any merger, consolidation or similar transaction involving Periphonics or any purchase, lease or other acquisition of all or a majority of the assets of Periphonics on a consolidated basis, other than any such transaction which would not constitute an Acquisition Transaction (as defined in the Stock Option Agreement) pursuant to the proviso to Section 2(b)(i) of the Stock Option Agreement or (ii) upon the acquisition by any person of beneficial ownership of 50% or more of the then outstanding shares of Common Stock of Periphonics; provided that no such event shall constitute a Repurchase Event unless a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event.

     Notwithstanding any other provision of the Stock Option Agreement, the Option may not be exercised so as to result in a Total Profit (as defined in the Stock Option Agreement) derived from shares acquired pursuant to the Option that exceeds $16.5 million.

     STOCKHOLDERS AGREEMENT

     As a further condition and inducement to Nortel's entering into the Merger Agreement, concurrently with the execution of the Merger Agreement and the Stock Option Agreement, Nortel Networks entered into the Stockholders Agreement with the stockholders listed on Schedule A thereto (the "Stockholder Parties"), a copy of which is incorporated herein by reference as Exhibit 3. Pursuant to the Stockholders Agreement, the Stockholder Parties have agreed to vote, or if applicable, give consents with respect to, the 1,791,808 shares of Periphonics Common Stock held by them in favor of the Merger Agreement and the Merger, and have granted to Nortel Networks an irrevocable proxy with respect to such shares. In addition, subject to certain exceptions, the Stockholder Parties have agreed not to dispose of their Periphonics Common Stock (subject to certain exceptions). The Stockholders Agreement will terminate on the earliest of (a) the Effective Time (as defined in the Merger Agreement), (b) termination of the Merger Agreement as a result of a breach by Nortel Networks (subject to certain limitations) and (c) 30 days following termination of the Merger Agreement (if otherwise terminated).

     The foregoing summaries of the Merger Agreement, the Stock Option Agreement and the Stockholders Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements incorporated by reference as Exhibits 1, 2 and 3 hereto, respectively.

     Except as set forth in this Statement, the Merger Agreement, the Stock Option Agreement or the Stockholders Agreement, neither Nortel Networks nor, to the best of Nortel Networks' knowledge, BCE or any of the individuals named in
Schedule I or Schedule II hereto has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

     (a) - (b) By reason of its execution of the Stock Option Agreement, Nortel Networks may be deemed to have beneficial ownership of, and sole voting and dispositive power with respect to, the shares of Periphonics Common Stock subject to the Option and, accordingly, might be deemed as a result of the Stock Option Agreement to beneficially own 2,634,131 shares of Periphonics Common Stock (approximately 16.6% of the outstanding Periphonics Common Stock, based upon (i) the 13,236,840 shares of Periphonics Common Stock outstanding on August 20, 1999, as represented to Nortel Networks by Periphonics in the Merger Agreement, plus (ii) an additional 2,634,131 shares that Periphonics will issue to Nortel Networks in the event that the Option is exercised). However, Nortel Networks expressly disclaims any beneficial ownership of the shares of Periphonics Common Stock which are purchasable by Nortel Networks upon exercise of the Option on the grounds that the Option is not currently exercisable and only becomes exercisable upon the occurrence of the events referred to in Item 4 above. If the Option were exercised, Nortel Networks would have the sole right to vote and to dispose of the shares of Periphonics issued as a result of such exercise.

     In addition, pursuant to the Stockholders Agreement the Periphonics Common Stock held by the Stockholder Parties may be deemed to be beneficially owned by the Stockholder Parties and Nortel Networks. Based on the number of shares of Periphonics Common Stock subject to the Stockholders Agreement, Nortel Networks may be deemed to beneficially own approximately 13.5% of the outstanding Periphonics Common Stock as a result of the Stockholders Agreement (based upon the 13,236,840 shares of Periphonics Common Stock outstanding on August 20, 1999, as represented to Nortel Networks by Periphonics in the Merger Agreement). The Stockholder Parties and Nortel Networks may be deemed to have shared power to vote or to direct the vote with respect to the Periphonics Common Stock held by the Stockholder Parties. The Stockholders Agreement also provides that, subject to certain exceptions, the Stockholder Parties may not dispose of the 1,791,808 shares of Periphonics Common Stock that constitute the Periphonics Common Stock held by the Stockholder Parties and because the covenant may be waived by Nortel Networks, the Stockholder Parties and Nortel Networks may be deemed to have shared power to dispose or direct the disposition of the 1,791,808 shares of Periphonics Common Stock.

     Except as set forth in this Item 5, none of Nortel Networks or, to the best of Nortel Networks' knowledge, BCE or any of the individuals named in Schedule I or Schedule II hereto beneficially owns any shares of Periphonics Common Stock.

     (c) Except for entering into the agreements described above, neither Nortel Networks nor, to the best of Nortel Networks' knowledge, BCE or any of the individuals named in Schedule I or Schedule II hereto, has effected any transaction in Periphonics Common Stock during the past 60 days.

     (d) So long as Nortel Networks has not exercised the Option (and prior to the consummation of the Merger), Nortel Networks does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Periphonics Common Stock.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Periphonics.
          -----------------------------------------

     Except as provided in the Merger Agreement, the Stock Option Agreement or the Stockholders Agreement or as set forth in this Statement, neither Nortel Networks nor, to the best of Nortel Networks' knowledge, BCE or any of the individuals named in Schedule I or Schedule II hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Periphonics, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material To Be Filed as Exhibits.
          ---------------------------------

Exhibit 1 --      Agreement and Plan of Merger, dated as of August 24, 1999, among Nortel Networks Corporation, North Subsidiary, Inc. and
                  Periphonics Corporation. Incorporated herein by reference to
                  Exhibit 2.1 of the Periphonics Corporation Current Report on
                  Form 8-K, dated August 27, 1999.

Exhibit 2  --     Stock Option Agreement, dated as of August 24, 1999, between
                  Nortel Networks Corporation and Periphonics Corporation.
                  Incorporated herein by reference to Exhibit 99.1 of the Periphonics Corporation Current Report on Form 8-K, dated
                  August 27, 1999.

Exhibit 3  --     Stockholders Agreement, dated as of August 24, 1999, between
                  Nortel Networks Corporation and the stockholders listed on Schedule A thereto. Incorporated herein by reference to
                  Exhibit 99.2 of the Periphonics Corporation Current Report on
                  Form 8-K, dated August 27, 1999.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 3, 1999


                                        Nortel Networks Corporation


                                        By:  /s/  Deborah J. Noble
                                             ---------------------

                                        Name:     Deborah J. Noble
                                        Title:    Vice President, Corporate
                                                  Secretary and Associate
                                                  General Counsel


                                        By:  /s/ Blair F. Morrison
                                             ---------------------------

                                        By:      Blair F. Morrison
                                        Title:   Assistant Secretary

                                   SCHEDULE I
                       DIRECTORS AND EXECUTIVE OFFICERS OF
                           NORTEL NETWORKS CORPORATION

     The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Nortel Networks Corporation is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is Nortel Networks Corporation, 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada.


NAME AND CITIZENSHIP                    PRESENT PRINCIPAL OCCUPATION
--------------------                    OR EMPLOYMENT
                                        -------------

DIRECTORS
---------

Barford, Ralph M.                       President
Canadian                                Valleydene Corporation Limited
                                        20 Eglinton Avenue West, Ste. 1903
                                        Toronto, Ontario M4M 4R1
                                        Canada

Blanchard, James J.                     Verner, Liipfert, Bernhard,
American                                McPherson and Hand
                                        901-15th Street, N.W., Suite 700
                                        Washington, DC  20005-2301  USA

Carlucci, Frank C.                      Chairman
American                                The Carlyle Group
                                        1001 Pennsylvania Avenue N.W.
                                        Washington, DC  20004  USA
                                        (non-executive Chairman of
                                        Nortel Networks Corporation)

Currie, Richard J.                      President
Canadian                                George Weston Limited
                                        And Loblaw Companies Limited
                                        22 St. Clair Avenue East
                                        Suite 1901
                                        Toronto, Ontario M4T 2S7
                                        Canada

Fortier, L. Yves                        Chairman & Senior Partner
Canadian                                Ogilvy Renault
                                        1981 McGill College Avenue
                                        12th Floor
                                        Montreal, Quebec H3A 3C1
                                        Canada

House, David L.                         President
American                                Nortel Networks Corporation
                                        4401 Great America Parkway
                                        Santa Clara, California  95052
                                        USA

Ingram, Robert A.                       Chairman
American                                Glaxo Wellcome Inc.
                                        5 Moore Drive
                                        Research Triangle Park, NC 27709
                                        USA

Monty, Jean C.                          President and Chief Executive Officer
Canadian                                BCE Inc.
                                        1000 de la Gauchetiere West
                                        Suite 3700
                                        Montreal, Quebec H3B 4Y7
                                        Canada

Pilkington, Sir Antony                  Retired Chairman
British                                 Pilkington plc
                                        Group Headquarters
                                        Prescot Road, St. Helens
                                        Merseyside, England WA10 3TT
                                        United Kingdom

Roth, John A.                           Vice-Chairman and Chief Executive
Canadian                                Officer
                                        Nortel Networks Corporation

Saucier, Guylaine                       1321 Sherbrooke Street West
Canadian                                Suite C-61
                                        Montreal, Quebec H3G 1J4
                                        Canada

Smith, Jr., Sherwood H.                 Chairman of the Board
American                                Carolina Power & Light Company
                                        411 Fayetteville Street Mall
                                        Raleigh, North Carolina  27601-1748
                                        USA

Wilson, Lynton R.                       Chairman (non-executive)
Canadian                                BCE Inc.
                                        181 Bay Street, Suite 4700
                                        Toronto, Ontario M5J 2T3
                                        Canada

OFFICERS
--------

Beatty, Douglas C.                      Vice-President and Controller
Canadian

Buechner, Klaus M.                      Senior Vice-President, Mergers and
Canadian                                Acquisitions, Carrier Packet Solutions

Burn, David L.                          Vice-President, Taxation
Canadian

Chandran, Clarence J.                   Executive Vice-President and President,
Canadian                                Carrier Packet Solutions
                                        4006 E. Chapel Hill-Nelson Hwy
                                        Research Triangle Park, North Carolina
                                        27709 USA

Conner, William F.                      Executive Vice-President and Chief
American                                Marketing Officer
                                        2375 Glenville Drive
                                        Building B
                                        Richardson, Texas 75082
                                        USA

Craig, John A.                          Executive Vice-President and President,
Canadian                                Wireless and Carrier Solutions
                                        5405 Windward Parkway
                                        Alpharetta, Georgia 30004
                                        USA

DeRoma, Nicholas J.                     Senior Vice-President and General
American                                Counsel

Desch, Matthew J.                       Executive Vice-President and President,
American                                Service Provider Solutions, Europe,
                                        Asia, Africa & Middle East
                                        2221 Lakeside Blvd.
                                        Richardson, Texas 75082-4399
                                        USA

Donahee, Gary R.                        Senior Vice-President and President,
Canadian                                Service Provider Solutions, Americas
                                        Maidenhead Office Park
                                        Westacott Way
                                        Maidenhead, Berkshire
                                        England  SL6 3QH
                                        United Kingdom

Dunn, Frank A.                          Senior Vice-President and Chief
Canadian                                Financial Officer

House, David L.                         President
American                                4401 Great America Parkway
                                        Santa Clara, California 95054
                                        USA

Hunt, Daniel J.                         Senior Vice-President and President,
American                                Nortel Networks CALA
                                        1500 Concord Terrace
                                        Sunrise, Florida 33323
                                        USA

Huret, Jerome P.                        Senior Vice-President, Corporate
French                                  Development
                                        One Curzon Street
                                        London, England W1Y 7FN
                                        United Kingdom

Kaye, Robert B.                         Vice-President and General Auditor
Canadian

Kerr, Margaret G.                       Senior Vice-President, Human
Canadian                                Resources Strategy

Kerr, William R.                        Senior Vice-President, Finance and
Canadian                                Business Development

Long, James R.                          Executive Vice-President and President,
American                                Enterprise Solutions
                                        Galatyn North
                                        23745A Glenville Drive
                                        Richardson, Texas 75082
                                        USA

MacDonald, Arthur A.                    Senior Vice-President, Corporate
Canadian                                Services

Mao, Robert Y.L.                        Senior Vice-President and President and
American                                Chief Executive Officer, Nortel
                                        Networks China
                                        3/F Beijing Tower
                                        #10 East Chang'an Avenue
                                        Beijing, Peoples Republic of China
                                        100006

Morrison, Blair F.                      Assistant Secretary
Canadian

Noble, Deborah J.                       Vice-President, Corporate Secretary and
Canadian                                Associate General Counsel

Pahapill, Mary Anne E.                  Vice-President, Corporate Reporting and
Canadian                                Assistant Controller

Powell, Keith I.                        Senior Vice-President, Information
Canadian                                Systems and Chief Information Officer

Roth, John A.                           Vice-Chairman and Chief Executive
Canadian                                Officer

Stevenson,  Katharine B.                Vice-President and Treasurer
Canadian/American

                                   SCHEDULE II
                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                    BCE INC.

     The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of BCE Inc. is set forth below.

NAME AND CITIZENSHIP                    PRESENT PRINCIPAL OCCUPATION OR
--------------------                    EMPLOYMENT
                                        ----------
DIRECTORS
---------
Barford, Ralph M.                       President
Canadian                                Valleydene Corporation Limited
                                        20 Eglinton Avenue W.
                                        Suite 1903
                                        P.O. Box 2026
                                        Toronto, Ontario M4R 1K8
                                        Canada

Charest, Micheline                      Chairman & Co - CEO
Canadian                                CINAR Corporation
                                        1055 Rene-Levesque Blvd. East
                                        Suite 800
                                        Montreal, Quebec H2L 4S5
                                        Canada

Currie, Richard J., C.M.                President
Canadian                                George Weston Limited
                                        22 St. Clair Avenue East
                                        Suite 2001
                                        Toronto, Ontario M4T 2S7
                                        Canada

Guillevin Wood, Jeannine, O.C.          Banque Laurentienne
Canadian                                Chairman of the Board
                                        1981, avenue McGill College, 20e
                                        Montreal, Quebec, H3A 3K3
                                        Canada

Kaufman, Donna S.                       Lawyer and Corporate Director
Canadian                                2 St. Clair Avenue East
                                        Suite 800
                                        Toronto, Ontario M4T 2T5
                                        Canada

Kierans, Thomas B.                      President and Chief Executive Officer
Canadian                                C.D. Howe Institute
                                        125 Adelaide Street East
                                        Toronto, Ontario M5C 1L7
                                        Canada

Levitt, Brian M.                        President and Chief Executive Officer
Canadian                                Imasco Limited
                                        600, boul. De Maisonneuve Ouest
                                        19e etage
                                        Montreal, Quebec H3A 3K7
                                        Canada

McArthur, John H.                       Dean Emeritus
Canadian                                Harvard University Graduate School of
                                        Business Administration
                                        Soldiers Field
                                        Boston, Massachusetts 02163
                                        U.S.A.

Monty, Jean C., C.M.                    President and Chief Executive Officer
Canadian                                BCE Inc.
                                        1000, rue de La
                                        Gauchetiere Ouest
                                        Bureau 3800
                                        Montreal, Quebec
                                        H3B 4Y7 Canada

Newall, J. Edward, O.C.                 Chairman
Canadian                                Newall & Associates
                                        #2015 Bankers Hall
                                        855 - 2nd Street S.W.
                                        Calgary, Alberta T2P 4J7
                                        Canada

Saint-Pierre, Guy, O.C.                 President du Conseil
Canadian                                Groupe SNC-Lavalin Inc.
                                        455, boul. Rene-Levesque Ouest
                                        21e etage
                                        Montreal, Quebec H2Z 1Z3
                                        Canada

Tellier, Paul M., P.C., C.C., C.R.      President and Chief Executive Officer
Canadian                                Canadian National Railway Company
                                        935, rue de La Gauchetiere Ouest
                                        16e etage
                                        Montreal, Quebec H3B 2M9
                                        Canada

Wilson, Lynton R., O.C.                 Chairman of the Board
Canadian                                BCE Inc.
                                        181 Bay Street
                                        Suite 4700
                                        P.O. Box 794
                                        Toronto, Ontario
                                        Canada

Young, Victor L., O.C.                  Chairman and Chief Executive Officer
Canadian                                Fishery Products International Limited
                                        70 O'Leary Avenue
                                        P.O. Box 550
                                        St. John's, Newfoundland A1C 5L1
                                        Canada

OFFICERS
--------
Anderson, William D.                    Chief Financial Officer
Canadian                                1000 rue de La Gauchetiere Ouest
                                        Suite 3700
                                        Montreal, Quebec H3B 4Y7
                                        Canada

Lessard, Pierre N.                      VP and Treasurer
Canadian                                1000 rue de La Gauchetiere Ouest
                                        Suite 3700
                                        Montreal, Quebec H3B 4Y7
                                        Canada

Monty, Jean C.                          President and C.E.O.
Canadian                                1000 rue de La Gauchetiere Ouest
                                        Suite 3700
                                        Montreal, Quebec H3B 4Y7
                                        Canada

Nicholson, Peter J.                     Chief Strategy Officer
Canadian                                1000 rue de La Gauchetiere Ouest
                                        Suite 3700
                                        Montreal, Quebec H3B 4Y7
                                        Canada

Pickford, Barry W.                      VP Taxation
Canadian                                1000 rue de La Gauchetiere Ouest
                                        Suite 3700
                                        Montreal, Quebec H3B 4Y7
                                        Canada

Ryan, Marc J.                           Corporate Secretary
Canadian                                1000 rue de La Gauchetiere Ouest
                                        Suite 3700
                                        Montreal, Quebec H3B 4Y7
                                        Canada

Turcotte, Martine                       Chief Legal Officer
Canadian                                1000 rue de La Gauchetiere Ouest
                                        Suite 3700
                                        Montreal, Quebec H3B 4Y7
                                        Canada